Item 77C - Shareholder Meeting Results

A Special Meeting of shareholders of the ALPS Variable Investment Trust (the “Trust”) was held on July 7, 2015 (the “Meeting”). On May 8, 2015, the record date of the Meeting, the Trust had outstanding 73,089.108 shares of common stock.  At the Meeting, the following matters were voted on and approved by the shareholders. The results of the Special Meeting of shareholders are noted below.

Proposal 1 - To approve a new Investment Sub-Advisory Agreement among the Trust, ALPS Advisors, Inc. and Red Rocks Capital, LLC.

Number of Votes				Percentage of Votes			Percentage of Total Outstanding Shares
Total Record Date Votes	Affirmative	Against	Abstain	Affirmative	Against	Abstain	Affirmative	Against	Abstain
45,284.771	45,284.771	0.000	0.000	100.00%	0.00%	0.00%	61.958%	0.00%	0.00%